SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15117P 102
(CUSIP Number)

WANG MING
Wuhan Dangdai Science&Technology Industries (Group) Co., Ltd .
 No.369 Lumo Road
Hongshan District, Wuhan
Hubei Province, China, 430074

With a copy to:
Hunter Taubman Fischer LLC
1450 Broadway, 26th Floor
New York, NY 10018
Tel: 917-512-0827

(Name, address and telephone number of person authorized to receive notices and communications)

February 4, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P 102	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Dangdai International Group Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF	7	SOLE VOTING POWER	2,270,000 common stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	2,270,000 common stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,270,000 common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.11%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P 102	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.              Security and Issuer

This Schedule 13D relates to the Common Stock of Cellular Biomedicine Group, Inc. (the “Company” or “Issuer”). The principal executive offices of the Issuer are located at 19925 Stevens Creek Blvd., Suite 100, Cupertino, CA 95014.

Item 2.              Identity and Background

(a) -(c)  This Statement on Schedule 13D is being filed by Dangdai International Group Co. Limited (“Dangdai International”), a Hong Kong limited company. The sole director and officer of Dangdai International (the “Filer”) is HanSheng Zhou, who is a citizen of the Peoples Republic of China. The principal business address is Suite 1501, Grand Millennium Plaza, 181 Queen’s Road Central, Sheung Wan, Hong Kong, PRC SAR. The business address of the Filers is No.369 Lumo Road, Hongshan District, Wuhan, Hubei Province, China.

(d)-(e)  During the last five years, the Filers: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.              Source and Amount of Funds or Other Considerations

In February, 2016, a Stock Purchase Agreement (“Stock Purchase Agreement”) was entered into by and among Dangdai International and Cellular Biomedicine Group, Inc., pursuant to which Dangdai International acquired from the Company a total of 2,270,000 shares of the Company’s common stock, at a price of $19 per share, for a total purchase price of $43,130,000.

The aggregate number of Shares held by the Reporting Person is 2,270,000 for which an aggregate consideration of $43,130,000 has been paid.   The source of consideration is from Wuhan Dangdai Science&Technology Industries  (Group) Co., Ltd. Dangdai International is a wholly owned subsidiary of Wuhan Dangdai Science&Technology Industries (Group) Co., Ltd.

Item 4.              Purpose of Transaction

The Securities have been acquired as an investment. The Issuer is an innovative company with technological sophistication and a seasoned management team who seek to turn translational medicine into clinical benefits.

Item 5.              Interest in Securities of the Issuer

(a)
Dangdai International beneficially owns 2,270,000 shares of common stock of the Issuer, which represent 16.11 % of the Issuer’s issued and outstanding common stock (based on 14,088,268             shares of the Issuer’s issued and outstanding common stock as of the date of this filing).

(b)	Dangdai International holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 14,088,268 shares of common stock.

CUSIP No. 15117P 102	SCHEDULE 13D	Page 4 of 5 Pages

(c)	Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuers effected during the past sixty (60) days.

(d)
HanSheng Zhou, the sole Director of Dangdai International, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Dangdai International.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Item 3.

Item 7.              Material to Be Filed as Exhibits

Exhibit 7.1	Share Purchase Agreement, dated February 4, 2016 (Incorporated by reference to exhibit 10.1 of the Current Report on Form 8-K that we filed on February 10, 2016);

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2016
Dated

/s/ Hansheng Zhou
Signature

Director
Name/Title